EXHIBIT 99.1

DEFSEC Technologies Announces CAD$2.5 Million Registered Direct Offering

OTTAWA, ON, June 25, 2026 /CNW/ - DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company"), today announced that it has entered into definitive agreements for the purchase and sale of 673,006 common shares at a purchase price of CAD$3.74 (US$2.63) per common share in a registered direct offering. In a concurrent private placement, the Company will issue unregistered warrants to purchase up to 673,006 common shares at an exercise price of CAD$4.39 per share that will be immediately exercisable upon issuance and will expire five years following the date of issuance. The closing of the offering is expected to occur on or about June 26, 2026, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately CAD$2.5 million before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The common shares (but not the unregistered warrants and the common shares underlying the unregistered warrants) described above are being offered by the Company pursuant to a "shelf" registration statement on Form F-3 (File No. 333-277196) that was filed with the Securities and Exchange Commission (the "SEC") on February 20, 2024 and declared effective by the SEC on March 4, 2024. The offering of the common shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The unregistered warrants described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Regulation D promulgated thereunder and, along with the common shares underlying such unregistered warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the unregistered warrants and underlying common shares may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and all applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has the established ARWEN® less-lethal munitions platform and a new proprietary less-lethal product line branded PARA SHOTTM with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements made by DEFSEC in this press release include, but are not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering and the anticipated use of proceeds from the offering. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including, but not limited to: the intended use of proceeds from the Offering; general economic conditions; fluctuations in securities markets; and other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The offering remains subject to the approval of the TSX Venture Exchange.

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SOURCE DEFSEC Technologies Inc

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%CIK: 0001889823

For further information: Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, 613 863-1255; Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer, welsh@defsectec.com, 613 241-1849 ext 102

CO: DEFSEC Technologies Inc

CNW 07:29e 25-JUN-26